Mail Stop 4561

August 12, 2008

Mr. Richard Surber
President
Nexia Holdings, Inc.
59 West 100 South, Second Floor
Salt Lake City, UT 84101

> **Re:** **Nexia Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 24, 2008**
> **File No. 033-22128-D**

Dear Mr. Surber:

We have read your supplemental response letter dated August 4, 2008 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note that in your amended Form 10-Q for the quarter ended March 31, 2008, you made corrections that increased your net loss for that period by $924,023, or approximately 82% of your previously reported net loss, and decreased your total assets as of March 31, 2008 by $424,791, or approximately 9% of your previously reported total assets. In light of these corrections, please tell us how you determined that you were not subject to the requirements of Item 4.02 of Form 8-K. In addition, please tell us how you have complied with the provisions of paragraph 26 of SFAS No. 154 in your amended Form 10-Q.

Please file your supplemental response to these comments via EDGAR within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant